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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

XENOGEN CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98410R 10 8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 98410R 10 8

1.	Name of Reporting Person: Brentwood Associates VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 952,462 shares of common stock[1]

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 952,462 shares of common stock[1]

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 952,462 shares of common stock[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.4%

12.	Type of Reporting Person: PN

Brentwood Associates VIII, L.P. holds directly 952,462 shares of the common stock of the Issuer. Brentwood VIII Ventures LLC is the general partner of Brentwood Associates VIII, L.P.

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 98410R 10 8

1.	Name of Reporting Person: Brentwood VIII Ventures LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 952,462 shares of common stock[2]

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 952,462 shares of common stock[2]

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 952,462 shares of common stock[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.4%

12.	Type of Reporting Person: OO

[2]	Brentwood VIII Ventures LLC is the general partner of Brentwood Associates VIII, L.P., which holds directly 952,462 shares of the common stock of the Issuer.

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a) NAME OF ISSUER:

Xenogen Corporation

ITEM 1(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

860 Atlantic Ave., Alameda, CA 94501

ITEM 2(a) NAME OF PERSONS FILING:

Brentwood Associates VIII, L.P.
Brentwood VIII Ventures LLC

The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated February 10, 2005 among the Reporting Persons is set forth in Exhibit I hereto and is incorporated herein by reference.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90025

ITEM 2(c) CITIZENSHIP:

Delaware

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e) CUSIP NUMBER:

98410R 10 8

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     N/A

ITEM 4 OWNERSHIP:

(a) Amount Beneficially Owned:

Brentwood Associates VIII, L.P.: 952,462 (see cover page)
Brentwood VIII Ventures LLC: 952,462 (see cover page)

(b) Percent of Class:

Brentwood Associates VIII, L.P.: 6.4% (see cover page)
Brentwood VIII Ventures LLC: 6.4% (see cover page)

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:

Brentwood Associates VIII, L.P.: 952,462 (see cover page)
Brentwood VIII Ventures LLC: 952,462 (see cover page)

(ii) shared power to vote or direct the vote: N/A

(iii) sole power to dispose or to direct the disposition of:

Brentwood Associates VIII, L.P.: 952,462 (see cover page)
Brentwood VIII Ventures LLC: 952,462 (see cover page)

(iv)shared power to dispose or to direct the disposition of: N/A

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

N/A

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The general partner of Brentwood Associates VIII, L.P. is Brentwood VIII Ventures LLC, a Delaware limited liability company, which may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Brentwood Associates VIII, L.P.

Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Brentwood VIII Ventures LLC disclaims beneficial ownership of the securities described herein for any other purpose.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10 CERTIFICATION:

N/A

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: February 10, 2005

BRENTWOOD ASSOCIATES VIII, L.P., a Delaware limited partnership
By:	Brentwood VIII Ventures LLC,
a Delaware limited liability company
Its: General Partner

By:	/s/ G. Bradford Jones
G. Bradford Jones
Managing Member

BRENTWOOD VIII VENTURES LLC, a Delaware limited liability company
By:	/s/ G. Bradford Jones
G. Bradford Jones
Managing Member

EXHIBIT I

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly on behalf of each of them pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATE: February 10, 2005

BRENTWOOD ASSOCIATES VIII, L.P., a Delaware limited partnership
By:	Brentwood VIII Ventures LLC,
a Delaware limited liability company
Its: General Partner

By:	/s/ G. Bradford Jones
G. Bradford Jones
Managing Member

BRENTWOOD VIII VENTURES LLC, a Delaware limited liability company
By:	/s/ G. Bradford Jones
G. Bradford Jones
Managing Member